UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  E-Z-EM, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    269305207
                                 (CUSIP Number)


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                               Hutner Klarish LLP
                            1359 Broadway, Suite 2001
                               New York, NY 10018
                                 (212) 868-3777

                                October 16, 2007
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 269305207                                          Page 2  of  6 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ira Albert
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (see instructions)                                          (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS* (see instructions)


     PF, WC
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    535,761 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          286,562 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    535,761 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH:

                    286,562 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    822,323 (includes 505,885 shares owned by Albert Investment Associates, L.P.
            and 286,562 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (see instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON* (see instructions)


     IN
________________________________________________________________________________

Item 1.   Security and Issuer.

      This statement relates to the Common Stock, $.01 value per share (the "Common Stock"), of E-Z-EM, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 1111 Marcus Avenue, Suite LL-26, Lake Success, NY 11042.

Item 2.   Identity and Background.

      (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

      (b) Ira Albert filed an initial Schedule 13D for an event of January 8, 2002 (the "Initial Schedule") and an Amendment No. 1 for an event of July 16, 2003 (the "Previous Amendment"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendment remains unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

      Ira Albert (together with members of his immediate family) directly own 29,876 shares of the Issuer's Common Stock for which they paid $209,432. Mr. Albert and the members of his immediate family used personal funds in making the purchases. Mr. Albert has discretionary authority over accounts which own 286,562 shares of the Issuer's Common Stock for which such accounts paid a total of $2,432,131 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 505,885 shares of the Issuer's Common Stock for which it paid $3,338,841 from its working capital.

Item 4.   Purpose of Transaction.

      As previously reported, the Reporting Person has been a long term investor in the Company and continues to have dissatisfaction with current management's desire and ability to take steps to maximize shareholder value. On October 16, 2007, the Reporting Person sent to the Company a letter which requests management to consider specific actions to increase shareholder value. The letter requests management to focus on the Company's core medical business and to use its significant cash balances not for the purpose of pursuing acquisitions which would further distract management from improving core business operations. Instead, the Reporting Person believes the Company should consider one or more of the following actions which would benefit the Company's shareholders: 1. Implementation of a quarterly dividend program; 2. Institution of a share repurchase plan, 3. Evaluation of a sale or spin-off of the Company's RSDL division, and/or 4. Evaluation of a sale of the Company. The full text of the letter is included as Exhibit A to this Amendment.

Item 5.   Interest in Securities of the Issuer.

      (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 10,976,549 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 1, 2007) directly beneficially owned by each Reporting Person is as follows:


                                                              Percentage of
Name                                  Number of Shares     Outstanding Shares
----                                  ----------------     ------------------

Ira Albert and family                    29,876                    0.3%

Albert Partnership                      505,885                    4.6%

Albert discretionary accounts           286,562                    2.6%

      The numbers set forth in this Report and the above table have been updated from those filed in the Initial Report to reflect the combination of the Issuer's two previous classes of common stock (Class A and Class B) into a single class of Common Stock. The share ownership information contained in the Initial Schedule reflected ownership only of Class A common stock of the Issuer since that was the only class of voting common stock outstanding at that time.

      (b) Mr. Albert has sole power to vote and to direct the disposition of 535,761 shares of the Issuer's Common Stock.

      (c) See Appendix 1 annexed hereto.

Item 7.    Material to be Filed as Exhibits.

           Letter to E-Z-EM management, dated October 16, 2007.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 16, 2007

                                            /s/    Ira Albert
                                           --------------------------------
                                                   Ira Albert


                                           ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By:    ALBERT INVESTMENT STRATEGIES, INC.,
                                                   general partner


                                    By:    /s/ Ira Albert
                                           --------------------------------
                                               Ira Albert, President

                                                                      APPENDIX 1

                          TRANSACTIONS IN E-Z-EM, INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

Discretionary Accounts

                         No. of
      Trade              Shares                                Cost of
       Date            Purchased      Price Per Share         Purchases
       ----            ---------                -----         ---------
     08/16/07            8,000             $12.44            $99,540.00
     08/16/07            4,000             $13.04            $52,080.00
     09/28/07            3,391             $16.15            $54,764.00